Exhibit 99.1

Electra Reports Q3 Results and Provides Update on Cobalt Refinery Project and Black Mass Recycling Demonstration

TORONTO--(BUSINESS WIRE)--November 9, 2022--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the filing of its financial results for the third quarter ended September 30, 2022, and provided an update on the commissioning of its cobalt refinery and launch of its black mass recycling demonstration plant. All amounts are in Canadian currency unless stated.

“Our performance in the third quarter was marked by considerable progress against our strategy and each of our primary objectives,” said Trent Mell, Electra’s CEO. “Most notably, we signed a definitive supply agreement with LG Energy Solution, the world’s second-largest EV battery manufacturer, completed more than 85% of the recommissioning of existing brownfield equipment at our battery materials refinery complex, confirmed cobalt mineralization at a second zone located in close proximity to our flagship deposit in the Idaho Cobalt Belt, and completed a scoping study on the production of nickel sulfate at our battery materials refinery complex that suggested compelling economics. This progress is considerable for a company of our size and is indicative of the level of commitment by our employees to sustain the first mover advantage Electra has established.”

Mr. Mell added, “The adoption of the U.S. Inflation Reduction Act provides strong incentives for the onshoring of the EV battery supply chain, which is already proving to be an important tailwind for our near-term prospects.

“In the coming weeks, we expect to launch our black mass recycling demonstration plant where we will apply our lab-tested hydrometallurgical process to separate up to 75 tonnes of high-value material contained in recycled lithium-ion batteries into discrete metals, including nickel, cobalt, copper, graphite and lithium, for resale and new cashflow opportunities. This demonstration plant will run in parallel with the ongoing commissioning of our cobalt sulfate refinery, the first of its kind in North America, which is expected to be completed in the spring of 2023.”

Mr. Mell concluded, “Over the longer term, we are encouraged by the opportunities to expand into nickel sulfate production at our refinery in Ontario giving the findings of our scoping study and expand into cobalt sulfate production in Bécancour, Quebec based on preliminary work completed to date.”

ELECTRA Q3 2022 HIGHLIGHTS AND DEVELOPMENTS

  Held cash and marketable securities of $19.7 million as at September 30, 2022, down from $41.8 million as at June, 2022. Electra’s cash balance at the end of Q3 does not include the remaining $6.7 million of government investments expected to be received or $16.8 million of available funding from the Company’s At-the-Market (“ATM Program”) program.
  Total incurred costs for the refinery construction project for the quarter were $18.8 million.
  Net loss for the period was $7.6 million or $0.24 per basic share. These compare to a loss of $10.5 million or $0.37 per basic share for Q3 2021.
  Signed a three-year agreement to supply 7,000 tonnes of battery grade cobalt to LG Energy Solution, a leading global manufacturer of lithium-ion batteries for electric vehicles, beginning in 2023.
  Made progress towards the launch of a black mass recycling demonstration plant at the Company’s Ontario refinery complex. Under the parameters of the demonstration, which is expected to be launched in the coming weeks, Electra plans to process up to 75 tonnes of material in a batch mode and anticipates the recovery of high-value elements found in lithium-ion batteries, including nickel, cobalt, lithium, copper, and graphite.
  Confirmed cobalt mineralization at its Ruby prospect, which is located 1.5 kilometres from Electra’s primary Iron Creek deposit, following receipt of assay results from the summer exploration program in the Idaho Cobalt Belt. Assay results and exploration work completed to date support the launch of a more extensive drill campaign to determine the full extent of Ruby’s mineralization.
  Released highlights of a scoping study prepared by a global engineering firm that supports the creation of an integrated electric vehicle battery materials park in Ontario consisting of nickel, cobalt, manganese refining, recycling of battery black mass material, and precursor cathode active material (pCAM) manufacturing. The scoping study assessed the economics and carbon footprint of various nickel feed options to develop an integrated facility producing 10,000 tonnes per annum of battery grade nickel sulfate and pCAM components essential to the production of EV batteries.
  Signed a benefits agreement with the Métis Nation of Ontario that will provide employment, training, procurement, and business opportunities related to the construction and expansion of Electra’s battery materials refinery north of Toronto.
  Issued a total of 78,100 shares on the TSX Venture Exchange at an average price of $4.2438 per share and 100,800 shares on the Nasdaq Capital Markets at an average price of USD$3.3121 per share during Q3 2022 under its ATM Program launched in January 2022, providing gross proceeds of $330,950.68 and USD$333,861.63, respectively. Commissions of $8,273.75 and USD$8,346.56 were paid to CIBC World Markets Inc. and CIBC World Markets Corp., respectively, in relation to these distributions.

Highlights Subsequent to Quarter End

  Successfully completed the recommissioning of material handling and lime delivery systems, two key circuits that will be part of Electra’s hydrometallurgical process to be used in the pending black mass demonstration plant.
  Issued a request for a proposal for the purposes of identifying an engineering firm to complete a prefeasibility study on the development of cobalt sulfate refinery in Bécancour, Quebec. Selection of the engineering firm is expected before end of year with completion of the study expected in the second half of 2023.
  Launched a marketed offering of units for total gross proceeds of up to US$5.5 million (~CAD$7.4 million) to be used to fund the commissioning of Electra’s cobalt sulfate refinery.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR (www.sedar.com) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on November 10, 2022 at 9:00 am ET to review its third quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1-800-319-4610
- International dial-in number: 1-604-638-5340
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891